

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2023

Pablo Brizzio
Chief Financial Officer
Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg

> **Re: Ternium S.A.**
> **Form 20-F for the Year Ended December 31, 2021**
> **File No. 1-32734**

Dear Pablo Brizzio:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing